                S O N F I E L D  &  S O N F I E L D
                     A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Willis Legal Assistant Erin@sonfield.com

By facsimile, overnight delivery and EDGAR

January 13, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Integrated Media Holdings, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed January 5, 2009
File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated January 5, 2009.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

The revised preliminary 14C, clean and with revision marks, is filed with EDGAR.  In addition this letter is filed as correspondence with EDGAR and we will overnight to you one copy of each (without exhibits) with the changes in the amended 14C marked.

We have continued to include the disclosures related to the unaffiliated entities who are parties to the custodian agreement notwithstanding they are not covered by Item 5 of Rule 14A: “Interest of Certain Persons in Matters to be Acted Upon.”

General

1.
We note your response to comment one from our letter dated January 2, 2009. We further note that this response indicates that the shareholders from whom you have obtained written consent for these transactions own 55,999,443 voting shares. However, your disclosure on page two still indicates that such shareholders own an aggregate of 63,097,155 voting shares. Please clarify this discrepancy.

The number of voting shares consenting to the transactions on page two has been corrected in response to your comment.

2.
We note your response to comment three of our letter dated January 2, 2009. Please provide us with the contracts governing the conversion of the company’s convertible notes and certain shares of Series A preferred stock into shares of common stock so that we can evaluate the company’s contractual obligations to issue additional shares of stock. We have further comment upon receipt of these materials.

The holders of the senior secured convertible notes and the promissory notes have, individually, granted an oral option that has been ratified by the board of directors and confirmed to each holder in writing by the chief executive officer.  The company has the option to exchange the principal, interest, preferred stock, common stock and any additional obligations for a specified number of post-split shares.  This information was included in the filing in addition to the disclosures required by Schedule 14C and the applicable sections of Schedule 14A in an effort to fully inform the shareholders and the public of the contemplated action.  If you believe this confuses rather than informs, perhaps it should be deleted.  Please advise.

For your information, we enclose the confidential written confirmation addressed to each holder as well as the underlying written documents related to the conversion of debt and Series A preferred stock in response to your request.  If you believe this disclosure does not enhance the total mix of information provided to the reader, we suggest the contemplated liquidation of the debt be omitted.  Please advise.

Please note that the exchange option expires one year after its date, February 25, 2008.  Therefore, if the company is unable to exercise the option by issuing the specified number of post split shares prior to February 25, 2009; it will be required to issue the much greater number of shares specified in the notes as originally written.

3.
We note your response to comment four of our letter dated January 2, 2009. Please revise your information statement to include the disclosure you deleted from pages 14 and 33. It is important for investors to understand the background of the transactions contemplated by your information statement and the omitted disclosure describes the reasons for such transactions.

The information deleted relates to a business combination that was consummated approximately one year ago and has been disclosed in Form 8-K filed February 6, 2008, Schedule 14F-1 filed February 11, 2008, Form 8-K filed February 25, 2008, Form 10-KSB filed April 15, 2008, Form 10-Q file May 20, 2008, Form 10-QSB filed August 19, 2008, Form 8-K/A filed August 19, 2008, Form 10-KSB/A file August 20, 2008, Form 10-QSB/A filed August 25, 2008, Form 10-Q/A file November 25, 2008 and Form 8-K/A filed November 26, 2008.  We are of the opinion that attempting to restate the information contained in the previous eleven filings would be confusing and risk being misleading.

Questions and Answers, page 7

4.
We note the revision made to answer the fifth question on page seven which now states that upon completion of the corporate transactions the outstanding shares of Series A Preferred Stock will “be convertible” into Arrayit’s Series A Preferred Stock. Your previous information statement indicated that the outstanding shares of Series A Preferred Stock “will convert” upon completion of the transactions contemplated therein. Please explain the reason for this revision and the timing of such conversions.

The language was revised to be consistent with the terms of the designation of the Series A convertible preferred stock, a copy of which is enclosed.

Information Regarding Beneficial Ownership, page 16

5.
Please disclose how the number of shares of Series A Preferred Stock listed for each individual in this table is derived and explain why such shares do not have any voting rights reflected in the column titled “Total Shares the Series A Preferred Stock are Able to Vote.”

The number of shares of Series A preferred stock listed for each individual represents the number of shares beneficially owned by each named person.  The voting rights of the Series A preferred stock has been added to the appropriate column.  Each share of Series A preferred stock votes on an “as converted” basis of 9.6 to one.

6.
We note your response to comment six from our letter dated January 2, 2009. The information provided in the revised footnotes does not appear to correlate with the information provided in the table of share ownership as of December 15, 2008 on page 11 or the supplemental information related to the conversion of debt on page 20 of your revised information statement. As an example, there are several inconsistencies in footnote one:

•
The footnote indicates that WEM Equity Capital Investments, Ltd. (“WEM”) will receive 1,831,688 share upon conversion of debt. The supplemental information provided on page 20 indicates that WEM will receive 458,000 shares upon the conversion of debt.

•
The footnote and the tabular disclosure indicate that WEM will have 164,837 shares of common stock upon conversion of its Series A preferred stock. However the table on page 11 indicates that WEM owned 355,505 shares of Series A preferred stock as of December 15, 2008. This amount of shares would convert into 113,672 shares of common stock based on the conversion ratio of 0.32.

•
The footnote indicates that WEM will have 3,475 shares of common stock after the reverse stock split. However the table on page 11 indicates that WEM owned 71,946 shares of common stock as of December 15, 2008. This amount of shares would convert into 23,982 shares of common stock based on the exchange ratio of one share of Arrayit common stock for 30 shares of the company’s common stock.

Please explain these discrepancies and the similar discrepancies in each of the footnotes to this table.

We reaffirm our response to your comment 5 in our letter of January 5, 2009 that:  “In accordance with the requirements of Item 5 of Schedule 14A, the table presents officers, directors and affiliates.  Although not specified by Item 5, the table includes beneficial holders of more than 5% of the voting shares.”  The persons were included notwithstanding that: (i) none of the persons own more than five percent of any class of securities registered under the Securities Exchange Act of 1934, and (ii) upon completion of the reincorporation and reverse split, none of such persons will hold more than five percent of the voting shares.

There is a difference in the numbers cited in your first bullet point because 1,831,688 is the number of shares received for the debt conversion and 458,000 is the dollar amount of the debt to be converted.  The table has been revised to eliminate the lack of clarity.

Some of the pre and post split numbers of shares may appear to be inconsistent because the number of common shares issuable to each debt holder is a global amount that includes principal, interest, Series A preferred, common stock and any other obligations.  By way of example: 71,946 pre split shares becomes 2,398 post split shares.  However, because of the global conversion option the actual number of post split shares is shown as 3,475.  We are of the opinion that the difference is de minimis non curat lex.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Integrated Media Holdings, Inc.

William L. Sklar, Director
Integrated Media Holdings, Inc.